CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072       701 8th Street, N.W.,
                                                                 Suite 410
                                                       Washington, DC 20001-3893
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200          570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232         New York, NY 10022-6856
 E-mail: glusband@clm.com                                    (212) 371-2720


                                            July 27, 2007

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                Re: Prana Biotechnology Limited
                    Form 20-F and 20-F/A for the Fiscal Year Ended June 30, 2006 File No. 0-49843
                    ----------------

Dear Mr. Rosenberg:

On behalf of our client, Prana Biotechnology Limited (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Geoffrey P. Kempler, Chief Executive Officer of the Company, dated June 21, 2007, with respect to the Company's annual reports on Form 20-F and Form 20-F/A for the fiscal year ended June 30, 2006 filed with the Commission on behalf of the Company on September 29, 2006 and June 18, 2007, respectively (the "2006 20-F").

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company's responses.

FORM 20-F FOR THE YEAR ENDED JUNE 30, 2006

QUESTION 1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1: BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(L) REVENUE, PAGE F-11
(M) OTHER INCOME, PAGE F-11

PLEASE EXPLAIN TO US YOUR BASIS, WITH REFERENCE TO THE AUTHORITATIVE LITERATURE UNDER IFRS, FOR CLASSIFYING INTEREST INCOME AS REVENUE AND GOVERNMENT GRANTS AND CORPORATE PARTNER INCOME AS OTHER INCOME. IN YOUR RESPONSE, TELL US WHY YOU APPARENTLY BELIEVE INTEREST INCOME IS DERIVED FROM YOUR ORDINARY ACTIVITIES AS IDENTIFIED IN THE OBJECTIVE TO IAS 18, WHILE GOVERNMENT GRANTS AND CORPORATE PARTNER INCOME PRESUMABLY ASSOCIATED WITH RESEARCH AND DEVELOPMENT EFFORTS ARE NOT.

Mr. Jim B. Rosenberg                                                           2


Revenue is defined as "the gross inflow of economic benefits during the period arising in the course of the ordinary activities of an entity when those inflows result in increases in equity, other than increases relating to contributions from equity participants." (IAS 18 Revenue)

The scope of IAS 18 is such that "This Standard shall be applied in accounting for revenue arising from the following transactions and events:

     (a)  the sale of goods;

     (b)  the rendering of services; and

     (c) the use by others of entity assets yielding interest, royalties and dividends." (IAS 18)

The ordinary activities of the Company are the development and commercialization of research into Alzheimer's disease and other major age-related degenerative disorders. The Company funds this development and commercialization primarily through the issue of equity.

Interest Income
---------------

Interest income is created by the investment of funds raised from the issue of Company equity. The funds are deposited with other parties, or financial institutions, that yield interest income for the Company. As indicated in the IAS 18 guidance noted above, "the use by others of entity assets yielding interest", of which the interest flows to the entity, shall be considered revenue. Accordingly, the Company classifies interest income as revenue in its IFRS financial statements.

There are two common formats of presentation of interest income adopted by Australian companies reporting in Australia under IFRS;

     (i)  the interest income is classified as revenue; or

     (ii) the interest income is disclosed as "net finance cost" by netting the income and expense

The Company respectfully refers the Staff to Note 27 of the Form 20-F/A where the Company has reclassified interest as non-operating income for US GAAP purposes in accordance with Regulation S-X, Rule 5-03.

Government Grants
-----------------

The Company conducts research irrespective of whether it receives government grants. As noted above, the funding of this research is through the issue of equity. The government grants received are not the result of the Company providing goods or services, nor are they the result of the Company's assets being utilized to yield interest, royalties or dividends. Therefore, the receipt of government grants is not considered to be in the ordinary course of operations of the Company, and not considered to fall within the scope of IAS 18.

Furthermore, the Company respectfully advises the Staff that IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, paragraph 29 permits grant income to be treated as other income rather than revenue.

Mr. Jim B. Rosenberg                                                           3


Corporate Partner Income
------------------------

Corporate partner income is the result of agreements entered into with Schering A.G. and Neuroscience Victoria to fund research and development activities already being performed by the Company. The funding did not initiate new research; rather was research that was already being undertaken by the Company. The research was not being performed for the benefit of Neuroscience and therefore not considered to be a service provided to the granting party. Accordingly, the Company views this income as similar to government grants, and classifies it as other income rather than revenue.

Furthermore, the Company retains the ownership of any assets created. These agreements are considered to be one-off transactions as they have never occurred before in the history of the Company and therefore are not deemed to be in the ordinary course of the Company's operations, and accordingly are not considered to fall within the scope of IAS 18.


QUESTION 2

(P) SHARE-BASED PAYMENTS, PAGE F-12

PLEASE PROVIDE US IN A DISCLOSURE-TYPE FORMAT A REVISED POLICY NOTE THAT CLEARLY
INDICATES:

(A) THE DATE YOU USE FOR MEASUREMENT PURPOSES WHEN OPTIONS ARE APPROVED FOR GRANT BY THE SHAREHOLDERS AFTER THE OPTIONS HAVE BEEN AWARDED. IN THIS REGARD FOR EXAMPLE, IT APPEARS BASED ON YOUR NOTICE OF ANNUAL GENERAL MEETING FILED ON FORM 6-K ON OCTOBER 19, 2006 THAT SHAREHOLDERS MUST
     APPROVE OPTION GRANTS AND THAT AT LEAST SOME OF THESE APPROVALS ARE FOR OPTIONS THAT WERE PREVIOUSLY ISSUED. PLEASE SEPARATELY REFERENCE FOR US THE AUTHORITATIVE IFRS LITERATURE YOU RELY UPON TO SUPPORT YOUR ACCOUNTING.

Under ASX Listing Rule 10.11 the Company requires that shareholder approval is obtained before issuing equity to directors or their associates. Further, under ASX Listing Rule 7.1, the Company is not allowed to issue more than 15% of its shares within any 12 month period without shareholder approval.

With regards to the example the Staff highlights above, the issue of 250,000 shares to a consultant does not individually require the approval of shareholders; however, in order to retain this 15% discretionary capacity, historically the Company has obtained shareholder ratification for previous issues at its Annual General Meetings. Once these grants are originally issued they are binding, and therefore could not be reversed at the shareholders meeting. The ratification at the meeting serves to refresh prospectively the number of shares the Company can issue without reverting to shareholders for approval.

In determining the measurement date used to value options granted, the Company has considered IFRS 2, Share-based Payment. IFRS 2 defines the "measurement date" as "The date at which the fair value of the equity instruments granted is measured for the purposes of this IFRS. For transactions with employees and others providing similar services, the measurement date is grant date. For transactions with parties other than employees (and those providing similar services), the measurement date is the date the entity obtains the goods or the counterparty renders service." (IFRS 2 Appendix A)

IFRS 2 further defines the "grant date" as "The date at which the entity and the employee (or other party providing similar services) agree to a share-based payment arrangement, being when the entity and the counterparty have a shared understanding of the terms and conditions of the arrangement. At grant date

Mr. Jim B. Rosenberg                                                           4


the entity confers on the counterparty the right to cash, other assets, or equity instruments of the entity, provided the specified vesting conditions, if any, are met. If that agreement is subject to an approval process (for example, by shareholders), grant date is the date when that approval is obtained." (IFRS 2 Appendix A)

The above referenced sections of IFRS 2 have been utilized in forming the following conclusions with respect to the issue of share-based payments to directors, employees and consultants.

The Company proposes to revise the accounting policy note 1(p) in the 2007 20-F as follows:

     "Equity-settled share-based payments granted after November 7, 2002 that were unvested as of January 1, 2005 are measured at fair value. The measurement date is determined for share-based payments issued to directors, employees and consultants as follows:

     Directors
     ---------
     The issue of share-based payments to directors is subject to approval by shareholders as per ASX Listing Rule 10.11. The measurement date for share-based payments issued to directors is the grant date, being the date at which the share-based payments are approved by shareholders.

     Employees
     ---------
     The issue of share-based payments to employees under the terms of employee option plans is subject to shareholder approval per ASX Listing Rule 7.1 which prohibits the issue of more than 15% of its shares in a 12 month period without shareholder approval. The measurement date for share-based payments issued to employees is the grant date, being the date at which a shared understanding of the terms and conditions of the arrangement is reached.

     Consultants
     -----------
     The issue of share-based payments to consultants under the terms of employee option plans is subject to shareholder approval per ASX Listing Rule 7.1 which prohibits the issue of more than 15% of its shares in a 12 month period without shareholder approval. The measurement date for share-based payments issued to consultants who provide services considered to be similar to employees, is deemed to be the date at which a shared understanding of the terms and conditions of the arrangement is reached. The measurement date for share-based payments issued to consultants who provide services considered to be differentiated from those provided by employees, is deemed to be the date at which the entity obtains the goods or the counterparty renders the service. If a service period applies and the work is continually provided over the service period, then the average inputs such as the share price are used in calculating the value of the share-based payments issued.

     The fair value of options is measured by use of a Black Scholes model (for options without market conditions) or the Barrier Pricing model (for options with market conditions). The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

     The fair value of shares is based on the quoted market price of the Company's shares.

     The fair value determined at the measurement date of the equity-settled shared based payments is expensed on a straight line basis over the vesting period, based on the consolidated entity's estimate of share-based payments that will eventually vest."

Mr. Jim B. Rosenberg                                                           5


(B) THE DATE YOU USE TO MEASURE COMPENSATION AND DETERMINE FAIR VALUE, AND THE MANNER IN AND PERIOD(S) OVER WHICH YOU CHARGE THAT FAIR VALUE TO EARNINGS. IN THIS REGARD, IT APPEARS FROM YOUR DISCLOSURE IN NOTE 13(B) ON PAGE F-23 THAT YOU HAVE AT LEAST FOUR AWARDS THAT ARE EXERCISABLE ONCE YOUR SHARE PRICE REACHES A DEFINED LEVEL FOR A SPECIFIED NUMBER OF CONSECUTIVE TRADING DAYS. IN ADDITION, IT APPEARS FROM VARIOUS FOOTNOTE DISCLOSURES TO THE TABLES IN NOTE 20(B) BEGINNING ON PAGE F-29 THAT YOU CHARGE THE FAIR VALUE OF THESE AWARDS TO EXPENSE OVER THE LIFE OF THE OPTIONS. PLEASE CLARIFY WHETHER THE LIFE OF THESE OPTIONS IS THE SAME AS THE VESTING PERIOD OR EXPLAIN TO US WHY RECOGNITION OVER THE LIFE OF THE OPTIONS IS APPROPRIATE. PLEASE SEPARATELY REFERENCE FOR US THE AUTHORITATIVE IFRS LITERATURE YOU RELY UPON TO SUPPORT YOUR ACCOUNTING.

The Company kindly refers the Staff to its response in part (a) of this question for further explanation regarding the date used to measure compensation and determine fair value, and the manner in and period(s) over which the fair value is charged to earnings.

IFRS 2 defines a "market condition" as "A condition upon which the exercise price, vesting or exercisability of an equity instrument depends that is related to the market price of the entity's equity instruments, such as attaining a specified share price or a specified amount of intrinsic value of a share option, or achieving a specified target that is based on the market price of the entity's equity instruments relative to an index of market prices of equity instruments of other entities." (IFRS 2 Appendix A)

The Company considers the target share price that must be attained in order to exercise the awards to be a market condition.

IFRS 2 states that "if an employee is granted share options conditional upon the achievement of a performance condition and remaining in the entity's employ until that performance condition is satisfied, and the length of the vesting period varies depending on when that performance condition is satisfied, the entity shall presume that the services to be rendered by the employee as consideration for the share options will be received in the future, over the expected vesting period. The entity shall estimate the length of the expected vesting period at grant date, based on the most likely outcome of the performance condition. If the performance condition is a market condition, the estimate of the length of the expected vesting period shall be consistent with the assumptions used in estimating the fair value of the options granted, and shall not be subsequently revised..." (IFRS 2 Para 15(b))

With regards to the specific options the Staff has highlighted above, the Company has made the following assumptions:

     1) The market condition will be met, i.e. the Company share price will reach the defined share price during the life of the option; and

     2) Based on the best estimate of the Company, the share price will reach the defined level (A$1.00) during the final year of the life of the option, or June 30, 2010, as described below, and accordingly the contractual life of the option is in fact the same as the estimated vesting period.

The Company is unable to predict the ultimate success of the Company's research and development and its corresponding effect on the Company's share price. However, while the average share price for fiscal year 2006 was $0.20, the Company believes the share price will reach the defined level of A$1.00 by June 30, 2010, the expiry date of the options. The last time that the ordinary shares were quoted at $1.00 was April 27, 2004 when the Company announced an investment of US$20 million by institutional investors.

Mr. Jim B. Rosenberg                                                           6


This was prior to the Company deciding not to proceed with supporting the initiation of the PLACQUE study evaluating PBT1 (clioquinol) in April 2005 when the share price dropped to A$0.30. PBT-1 was in a Phase II trial when the decision not to continue was made. When the options highlighted above were issued PBT-2 was in a Phase I stage, and since then, or at July 27, 2006, the share price reached A$0.49. Accordingly, the Company believed that as the research and development of PBT-2 progressed to later phases, the ordinary shares will reach A$1.00. The company's best estimate is that this will occur at June 30, 2010 which coincides with the maturity date of the options.

The Company will amend the 2007 20-F disclosure to read:

     "The fair value of awards with market conditions is expensed over the period in which the Company estimates the defined market condition will be achieved on a straight line basis. At each reporting period, the Company reassess the estimated period over which the defined market condition will be achieved. Where changes have occurred, the expense is either accelerated or extended over the remainder of the period on a prospective basis."


QUESTION 3

NOTE 5: INCOME TAX, PAGE F-18

THE LINE ITEM "(OVER) PROVISION OF INCOME TAX IN PREVIOUS YEAR" IS SIGNIFICANT TO YOUR INCOME TAX RATE RECONCILIATION. PLEASE PROVIDE US IN A DISCLOSURE-TYPE FORMAT, REVISED DISCLOSURE THAT EXPLAINS THE NATURE OF THIS RECONCILING ITEM AND JUSTIFIES WHY IT IS PROPERLY INCLUDED IN THE RECONCILIATION. IN THIS REGARD, IT IS NOT CLEAR WHETHER THE ITEM RELATES TO RECURRING TEMPORARY DIFFERENCES OR CORRECTIONS OF ESTIMATES ON PRIOR YEAR TAX RETURNS.

The line item "(over) provision of income tax in previous year" is a result of finalization of the Company's tax return for the prior financial year and the related adjustments to initial accounting estimates that were considered appropriate at the time of filing the prior year financial statements. The Company's tax return is not typically finalized until after the financial statements, resulting in an accounting estimate being included in the financial statements.

When filing its Australian tax return for fiscal year 2005 and 2006, the Company applied for a Research and Development Tax Concession. This concession enables the Company to claim additional tax deductions on research and development expenditure based on strict criteria and guidelines which allow the Company to claim eligible expenses at an increased rate of 125% rather than 100%. The majority of the "(over) provision of income tax in previous year" is a result of a change of estimate and the increased rate of deduction that was subsequently found to be available under the strict eligibility criteria.

In the 2007 Form 20-F, the disclosure will be changed to read:

     "(over) provision of income tax in previous year relating to a correction of estimates (1)

     (1) This is the result of the difference between the accounting estimate included in the prior year's tax note, as disclosed in the Form 20-F, and the tax return lodged with the Australian Tax Office. The Form 20-F is filed prior to the actual tax return.

Mr. Jim B. Rosenberg                                                           7


QUESTION 4

NOTE 12: ISSUED CAPITAL
(B) MOVEMENT IN SHARES ON ISSUE, PAGE F-21

IN NOTE (I) YOU DISCLOSE THAT YOU RECOGNIZE NON-CASH COMPENSATION EXPENSE OR SHARES ISSUED TO CONSULTANT SERVICE PROVIDERS BASED ON EITHER THE DIRECTORS' VALUATION OF THE SERVICES RENDERED OR THE SHARES ISSUED. PLEASE PROVIDE US IN A DISCLOSURE-TYPE FORMAT REVISED DISCLOSURE THAT CLARIFIES UNDER WHAT FACTS AND CIRCUMSTANCES YOU USE THE FAIR VALUE OF THE SHARES ISSUED RATHER THAN THE DIRECTORS' VALUATION. IN THIS REGARD, IF YOU HAVE REBUTTED THE PRESUMPTION FROM PARAGRAPH 13 OF IFRS 2 THAT YOU CAN RELIABLY ESTIMATE THE FAIR VALUE OF THE SERVICES RECEIVED, PLEASE PROVIDE US PROPOSED REVISED DISCLOSURE THAT CLEARLY DISCLOSES YOUR REBUTTAL AND EXPLAINS WHY AS REQUIRED BY PARAGRAPH 49 OF IFRS 2.

The disclosure within the 2007 20-F will be revised to read as follows:

     "Shares issued to consultants for services are recorded as non-cash compensation and are recognized at either the fair value of the services rendered, or if this cannot be reasonably estimated, the fair value of the underlying equity instruments issued. Shares issued to consultants have been valued as outlined below:

     September 16, 2004
     ------------------
     The fair value of the services was based on an arms length transaction with the consultant which was contractually agreed at a value of US$30,000 to be settled via the issue of shares.

     February 21, 2005
     -----------------
     The fair value of the services was based on an arms length transaction with the consultant which was contractually agreed at a value of US$75,000 to be settled via the issue of shares.

     August 10, 2005
     ---------------
     The services provided by this consultant were documented in a consultancy agreement which outlined remuneration in the form of an annual fee, milestone fees and share based compensation in the form of shares and options. The equity-based compensation is not linked to any particular milestone or element of the services to be provided under the terms of the agreement.

     Given the extended period of consultant involvement and associated milestones, the Company determined there were no comparable service examples against which to benchmark the value of the consultants' services. Additionally, there was no distinction between the portion of the services which gave rise to the cash entitlements and the portion that gave rise to share and option entitlements. As the Company could not reliably estimate the fair value of the services received, the Company determined that it was appropriate to measure the services at the fair value of the underlying equity instruments issued."


QUESTION 5

NOTE 17: EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS, PAGE F-26

PLEASE PROVIDE US IN DISCLOSURE-TYPE FORMAT REVISED DISCLOSURE THAT PROVIDES THE FOLLOWING INFORMATION, OR EXPLAIN TO US WHERE YOU HAVE MADE THESE DISCLOSURES IN YOUR FILING OR WHY THEY ARE NOT REQUIRED:

Mr. Jim B. Rosenberg                                                           8


A. THE WEIGHTED-AVERAGE EXERCISE PRICES OF YOUR OPTIONS OUTSTANDING AT PERIOD END AS REQUIRED BY PARAGRAPH 45(B)(VI) OF IFRS 2.

B. THE NUMBER AND WEIGHTED-AVERAGE EXERCISE PRICES OF YOUR OPTIONS EXERCISABLE AT PERIOD END AS REQUIRED BY PARAGRAPH 45(B)(VII) OF IFRS 2.

C. THE RANGE OF EXERCISE PRICES AND THE WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE OF YOUR OPTIONS OUTSTANDING AT PERIOD END AS REQUIRED BY PARAGRAPH 45(D) OF IFRS 2.

D. THE WEIGHTED AVERAGE FAIR VALUE OF OPTION GRANTED DURING THE PERIOD AND INFORMATION ON HOW THAT FAIR VALUE WAS DETERMINED AS REQUIRED BY PARAGRAPH 47(A) OF IFRS 2.

With the exception of the range of exercise prices of options outstanding at period end as required by paragraph 45(d) of IFRS 2, which have been provided in a disclosure-type format below, the above mentioned disclosures, were included within Note 26(e), Additional US GAAP disclosures of the 2006 20-F. In future years, the Company will include the above-mentioned disclosures in the IFRS section of the 20-F as appropriate. The range of exercise price of options outstanding at period end for each share-option plan is as follows:

Share options issued to directors under the 2004 Employees, Directors and Consultants Share and Option Plan
---------------------------------

The exercise prices range from nil to A$0.50.

Share options issued to directors under the 2004 ADS Option Plan
----------------------------------------------------------------

The exercise price is US$5.00 for all options.

Share options issued to consultants
-----------------------------------

The exercise price is A$0.50 for all options.

Warrants issued to consultants
------------------------------

The exercise price is US$8.00 for all warrants.


QUESTION 6

NOTE 20: KEY MANAGEMENT PERSONNEL COMPENSATION, PAGE F-29

IN VARIOUS FOOTNOTES TO THE COMPENSATION TABLES PROVIDED IN THIS NOTE, YOU DISCLOSE THAT YOUR ACCOUNTING FOR VARIOUS OPTIONS CONFORMS TO AUSTRALIAN ACCOUNTING STANDARDS. PLEASE CONFIRM TO US THAT YOU INTENDED TO INDICATE THAT YOUR ACCOUNTING COMPLIES WITH A-IFRS AND REPRESENT TO US THAT YOU WILL REVISE YOUR DISCLOSURE IN FUTURE FILINGS. OTHERWISE, EXPLAIN TO US AND QUANTIFY FOR US THE DIFFERENCES BETWEEN YOUR ACCOUNTING AND IFRS.

Following the transition to A-IFRS, Australian accounting standards are A-IFRS, and therefore the Company intended to indicate that its accounting complies with A-IFRS. The Company will revise the disclosure in future filings, replacing Australian accounting standards with A-IFRS.

Mr. Jim B. Rosenberg                                                           9


QUESTION 7

NOTE 26: RECONCILIATION TO US GAAP
E. ADDITIONAL US GAAP DISCLOSURES: SHARE-BASED COMPENSATION, PAGE F-43

PLEASE PROVIDE US IN DISCLOSURE-TYPE FORMAT REVISED DISCLOSURE THAT PROVIDES THE FOLLOWING INFORMATION, OR EXPLAIN TO US WHERE YOU HAVE MADE THESE DISCLOSURES IN YOUR FILING OR WHY THEY ARE NOT REQUIRED:

(A)  THE   WEIGHTED-AVERAGE   AGGREGATE  INTRINSIC  VALUE  AND  WEIGHTED-AVERAGE
     REMAINING CONTRACTUAL TERM OF OPTIONS OUTSTANDING AND EXERCISABLE AT PERIOD END AS REQUIRED BY PARAGRAPH A240D OF SFAS 123R.

     Following is the proposed disclosure as of June 30, 2006. The Company will amend disclosures (a) to (e) of Note 26 (e) of the 2007 20-F to provide a similar disclosure as of June 30, 2007:

     "(a) Of the 4,327,500 options outstanding as of June 30, 2006, 3,827,500 options have an exercise price of A$nil, a remaining contractual life of four years and a weighted average intrinsic value of A$0.32.

     The remaining 500,000 options have an exercise price of A$0.50 with a remaining contractual life of one and half years and a weighted average intrinsic value of nil.

     The weighted average contractual life of the 4,327,500 options outstanding is 3 years and 7 months.

     (b) The 500,000 options exercisable as of June 30, 2006 have an exercise price of A$0.50 with a remaining weighted average contractual life of one and half years and a weighted average intrinsic value of nil.

     (c) All 380,000 options outstanding and exercisable as of June 30, 2006 have an exercise price of US$5.00 (A$6.85), a remaining weighted average contractual life of six and half years and a weighted average intrinsic value of nil.

     (d) All 1,425,000 options outstanding and exercisable as of June 30, 2006 have an exercise price of A$0.50 with an average remaining weighted average contractual life of one year and a weighted average intrinsic value of nil.

     (e) All 320,000 warrants outstanding and exercisable as of June 30, 2006 have an exercise price of USD$8.00 with a remaining weighted average contractual life of three years and a weighted average intrinsic value of nil."

(B) THE TOTAL COMPENSATION COST RELATED TO NONVESTED AWARDS NOT YET RECOGNIZED AND THE WEIGHTED-AVERAGE PERIOD OVER WHICH IT IS EXPECTED TO BE RECOGNIZED AS OF THE LATEST BALANCE SHEET DATE AS REQUIRED BY PARAGRAPH A240H OF SFAS 123R.

     Following is the proposed disclosure as of June 30, 2006. The Company will amend the 2007 20-F to provide a similar disclosure as of June 30, 2007.

Mr. Jim B. Rosenberg                                                          10


     "At June 30, 2006 there were options on issue that could not be exercised until the share price reached A$1.00 for at least five consecutive trading days. There was $891,353 of total unrecognized compensation cost related to these awards as of June 30, 2006 which is expected to be recognized over a weighted average period of four years as the Company has made the assumption that the market condition will not be reached until June 30, 2010."


QUESTION 8

EXHIBITS 12: CERTIFICATION

PLEASE REPRESENT TO US THAT IN FUTURE PERIODIC REPORT FILINGS YOU WILL PROVIDE THE WORDING OF THE CERTIFICATIONS EXACTLY AS PRESENTED IN ITEM 601(B)(31) OF REGULATION S-K. IN THIS REGARD, YOUR MOST RECENT CERTIFICATIONS INCLUDE THE ADJECTIVE "ANNUAL" WHEN IDENTIFYING THE REPORT COVERED BY THE CERTIFICATIONS. PLEASE REMOVE THIS ADJECTIVE IN FUTURE FILINGS.

The Company represents that, in future filings, the Company will provide the wording of the certifications exactly as presented in Item 601(b)(31) of Regulation S-K, and will remove the adjective "annual" when identifying the report covered by the certifications.


QUESTION 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 27: RESTATEMENT, PAGE F-55

YOU DISCLOSE THAT YOU RESTATED YOUR FINANCIAL STATEMENTS FOR FISCAL 2005 AND 2006 TO REFLECT THE WARRANTS ISSUED ON JUNE 1, 2004 AS FINANCIAL LIABILITIES UNDER BOTH A-IFRS AND US GAAP INSTEAD OF EQUITY. PLEASE PROVIDE US YOUR ANALYSIS UNDER BOTH IFRS AND US GAAP SUPPORTING YOUR CONCLUSIONS THAT THE EQUITY ACCOUNTING IS INAPPROPRIATE FOR THESE WARRANTS BECAUSE THEY ARE EXERCISABLE IN A CURRENCY THAT IS NOT YOUR FUNCTIONAL CURRENCY. PLEASE REFERENCE FOR US THE AUTHORITATIVE LITERATURE YOU RELY UPON TO SUPPORT YOUR ACCOUNTING, INCLUDING APPLICABLE PARAGRAPH REFERENCES.

As described in Note 27 to the financial statements included in the 2006 20-F, on June 1, 2004, the Company issued 4,000,000 ADRs to institutional and professional investors at a price of US$5.00 per ADR in a private placement in the United States, for an aggregate US$20 million before issuance costs. The private placement also involved the acquisition by the Company's investors of warrants to purchase an additional 3,000,000 ADRs at an exercise price of US$8.00 per ADR on or before June 4, 2009.

The functional currency of the Company is Australian dollars.

IFRS
----

"An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities" (IAS 32 Financial
Instruments: Presentation, Definitions, paragraph 11)

"A financial liability is any liability that is:

     (a) a contract that will or may be settled in the entity's own equity instruments and is:

Mr. Jim B. Rosenberg                                                          11


          (1) a non-derivative for which the entity is or may be obliged to deliver a variable number of the entity's own equity instruments; or

          (2) a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity's own equity instruments. For this purpose the entity's own equity instrument do not include instruments that are themselves contracts for the future receipt or delivery of the entity's own equity instruments." (IAS 32, Definitions, paragraph 11)

"A derivative is a financial  instrument or other  contract  within the scope of
this   standard   (see   paragraphs   2-7)  with  all  three  of  the  following
characteristics:

     (a) its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit ratings or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the `underlying');

     (b) it requires no initial net investment or an initial net investments that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

     (c)  it is  settled  at a future  date."  (IAS 39,  Financial  Instruments:
          Recognition and Measurement, Definitions, paragraph 9)

Accordingly, the warrants issued in conjunction with the private placement on June 1, 2004 meet the definition of a derivative instrument as a result of the following:

     (a) their value changes in response to changes in the company's share price and the foreign exchange rate because the warrants are exercisable in US dollars while the Company's functional currency is Australian dollars,

     (b) the warrants were freestanding to the shares purchased by the investors, and

     (c) the warrants will not be exercised until some further date, yet to be determined.

For the warrants, which are derivative instruments, to achieve equity classification, they must settle by the exchange of a fixed amount of cash for a fixed number of the Company's own equity instruments. Under IAS 32 the warrants do not meet the definition of equity, as the strike price of the warrants is in US dollars, not Australian dollars (the Company's functional currency). The denomination of the strike price in a foreign currency creates variability in the amount of cash receivable on the exercise of the warrants, measured in the functional currency of the Company. The warrants meet the definition of a derivative financial liability under IAS 32 and IAS 39.

This interpretation was confirmed by the IFRIC and the IASB. In particular, in its April 2005 meeting the IFRIC discussed a request for guidance on the classification of the written option in a convertible bond denominated in a foreign currency (a currency other than the functional currency of the entity issuing the bond), i.e. a written option to exchange a fixed number of its own equity instruments for a fixed amount of cash that is denominated in a foreign currency. The IFRIC noted that although the issue has been raised in the context of a convertible bond it applies equally to freestanding instruments, i.e. to all contracts entered into by an entity to exchange a fixed number of its own equity instruments for a fixed amount of cash that is denominated in a foreign currency. The IFRIC also noted that the question of determining

Mr. Jim B. Rosenberg                                                          12


classification of such instruments as liabilities or equity depends upon whether a fixed amount of a foreign currency represents a fixed amount of cash or other financial asset.

The IFRIC noted that although this matter is not directly addressed in IAS 32, it is clear that when the question is considered in conjunction with guidance in other standards, particularly IAS 39, any obligation denominated in a foreign currency represents a variable amount of cash. This is evidenced by the fact that IAS 39 allows cash flow hedge accounting for transactions denominated in a foreign currency because such transactions expose the entity to variability in cash flows.

Consequently, the IFRIC noted that contracts that will be settled by an entity by delivering a fixed number of its own equity instruments in exchange for a fixed amount of foreign currency should be classified as liabilities.

The IASB agreed with the conclusions of the IFRIC at its meeting in September 2005.

Under IAS 39, the fair value of derivative financial instruments must be re-measured at each reporting date, with gains and losses recognized in the income statement.

US GAAP
-------

FAS 133, Accounting for Derivative Instruments and Hedging Activities, is consistent with above and provides a similar definition of a derivative.

"6. A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

a. It has:

          (1) one or more underlyings and

          (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

7. Underlying, notional amount, and payment provision. An underlying is a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, or other variable. An underlying may be a price or rate of an asset or liability but is not the asset or liability itself. A notional amount is a number of currency units, shares, bushels, pounds, or other units specified in the contract. The settlement of a derivative instrument with a notional amount is determined by interaction of that notional amount with the underlying. The interaction may be simple multiplication, or it may involve a formula with leverage factors or other constants. A payment provision specifies a fixed or determinable settlement to be made if the underlying behaves in a specified manner."

Mr. Jim B. Rosenberg                                                          13


The above definition affirms that the warrants over ADRs issued in conjunction with the private placement on June 1, 2004 meet the definition of a derivative instrument as a result of the following:

     (a) their value changes in response to changes in the company's share price and foreign exchange rate because the warrants are exercisable in US dollars while the Company's functional currency is Australian dollars,

     (b) the warrants were freestanding to the shares purchased by the investors, and

     (c) the warrants will not be exercised until some further date, yet to be determined.

The Company then considered whether the warrants met any of the scope exceptions in FAS 133. In particular, FAS 133.11(a) refers to contracts issued or held by the reporting entity that are both (i) indexed to the stock of the reporting entity and (ii) classified in stockholder's equity in its statement of financial position.

In this respect, the Company concluded that the warrants are "dual-indexed"; that is, the economic value of the award to the Company is based on two factors;
(i) the market share price and (ii) changes in the exchange rate between Australian dollars (its functional currency and currency in which the underlying shares of the Company are traded in its domestic capital market) and US dollars, via the strike price which is set in US dollars. The Company believes that its conclusion that the warrants are not solely indexed to its own stock is also supported by the guidance in EITF 01-6, The Meaning of "Indexed to a Company's Own Stock".

Derivatives  Implementation  Group  (DIG)  Implementation  Issue No.  C8,  Scope
Exceptions: Derivatives That Are Indexed to Both an Entity's Own Stock and Currency Exchange Rates states that:

     o Paragraph 286 of FAS 133 clearly states that paragraph FAS 133.11(a) applies to contracts that are indexed only to the issuer's own stock.

     o In other words, contracts that provide for settlement in shares of an entity's stock but that are indexed in part or in full to something other than the entity's stock are to be accounted for as derivative instruments if the contracts satisfy the criteria in paragraphs 6-10 of FAS 133.

     o Such contracts are to be classified as assets or liabilities and not as part of stockholders' equity in accordance with FAS 133.11.

The above guidance directly applies to the Company's fact pattern as the warrants are indexed to both the Company share price as well as to the AUD:USD exchange rate, thereby excluding the warrants from the scope of FAS 133.11(a). Accordingly, as the warrants over ADRs meet the definition of a derivative under FAS 133.6 and are not excluded from derivative accounting under FAS 133.11(a), they are considered derivative instruments classified as liabilities.

Lastly, this interpretation was also re-confirmed by FASB, in its meeting held on March 14, 2007. At this meeting, the Board discussed whether an embedded conversion option in convertible debt that is denominated in a currency other than the issuer's functional currency is considered indexed to the issuer's own stock for purposes of evaluating whether the embedded conversion option meets the scope exception in paragraph 11(a) of FAS 133.

The FASB staff concluded and the Board agreed that the criteria for the scope exception in 11(a) would not be met if the convertible debt is denominated in a currency other than the issuer's functional currency.

Mr. Jim B. Rosenberg                                                          14


The discussion centered on the fact that all convertible debt instruments implicitly include interest rate and credit risk, and therefore, may be considered to be not solely indexed to the reporting entity's own stock (i.e., considered to be "dual-indexed"), and therefore, not meet the criteria in paragraph 11(a).

This conclusion would also apply to freestanding instruments, such as stock purchase warrants, that have a strike price denominated in a currency other than the issuer's functional currency. These conclusions would apply regardless of where the shares are traded (i.e., the paragraph 11(a) scope exception would not be available even if the shares to be issued would be traded in the same currency as the denomination of the convertible bond/strike price of the warrant). The Board released proposed FAS 133 Implementation No. C 21, Whether Options (Including Embedded Conversion Options) Are Indexed to both an Entity's Own Stock and Currency Exchange Rates (Tentative Guidance) on April 19, 2007 ("C 21"), which concurred with this view.

We have been authorized to acknowledge on behalf of the Company and to confirm that the Company is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff; and that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company further understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.


                                            Very truly yours,

                                            /s/Steven J. Glusband
                                            Steven J. Glusband

SJG:var

cc: Geoffrey Kempler, Chief Executive Officer, Prana Biotechnology Limited (by email) Richard Revelins, Chief Financial Officer, Prana Biotechnology Limited (by email) Kate Plumridge, The CFO Solution (by email)